BAYOU STEEL CORPORATION

To Our Stockholders:

We are pleased with your Company's consistent improvement over the last four quarters. Your Company reported a net income of $513,000 before an extraordinary loss for the second quarter of fiscal 1994. This represents a favorable swing of $2.2 million compared to the same period of fiscal 1993. This was due to three main reasons. First, the metal margin was $7 per ton higher than the second quarter of fiscal 1993. Second, conversion cost decreased approximately 11% per ton. Third, strike-related expenses are significantly lower.

BUSINESS REVIEW

Shape shipments were flat in the second quarter compared to the prior year quarter due to inclement weather which delayed shipments. However, net sales increased by 12% due primarily to an increase of 13.5% in shape selling prices.

The higher prices were primarily in response to sharp increases in scrap costs. The overall price increases only partially offset the scrap increases for the first quarter of fiscal 1994 as shape price increases lagged behind scrap price increases. However, by the second fiscal quarter shape selling price increases offset the scrap price increases resulting in increased margin compared to the same period of fiscal 1993.

The decreases in conversion cost were due to the reduced per ton fixed costs resulting from increased production and productivity. The melt shop established a one furnace production record in March. The rolling mill for the second quarter operated at 112% of pre-strike levels.

FINANCIAL CONDITION

Bayou Steel's financial position continues to be strong. Stockholders' equity is $55.3 million. Net working capital, after the Company issued the $75 million of the 10.25% First Mortgage Notes, was $59.7 million with a current ratio of 4 to 1.

The extraordinary loss of $5.5 million was caused by the early extinguishment of the 14.75% Senior Secured Notes. The loss includes prepayment penalties, interest during the defeasance period, and the write-off of the unamortized portion of deferred financing cost.

OUTLOOK

We are optimistic about the remainder of the fiscal year. The improving economy and product availability continues to keep shipments and backlog high. Our work force is well trained and performing at a very high skill level while displaying the motivation necessary to meet the operational challenges. In April, the melt shop again set monthly and daily production records. The rolling mill productivity continues to be better than pre-strike levels. We will continue our efforts to improve conversion cost and productivity.

Sincerely,



Howard M. Meyers                        Jerry M. Pitts
President and                           Executive Vice President Chief
Executive Officer                       and Chief Operating Officer

April 30, 1994

BAYOU STEEL CORPORATION

Balance Sheets (in thousands)

                                                (Unaudited)        (Audited)
                                                 March 31,       September 30,
                                                    1994             1993
                                                ------------    -------------
ASSETS
CURRENT ASSETS:
  Cash and temporary cash investments           $      3,854     $        518
  Trade receivables                                   15,883           18,350
  Other receivables                                      633              327
  Inventories                                         58,473           48,486
  Prepaid expenses                                       554              222
                                                ------------     ------------
     Total current assets                             79,397           67,903
                                                ------------     ------------
PROPERTY, PLANT AND EQUIPMENT:
  Land and improvements                                4,135            4,124
  Machinery and equipment                             73,186           72,955
  Plant and office building                           12,663           12,663
  Construction in progress                             3,976            3,303
  Less-Accumulated depreciation                      (26,126)         (23,786)
                                                ------------     ------------
     Net property, plant and equipment                67,834           69,259
                                                ------------     ------------
OTHER ASSETS:                                          3,697            1,118
                                                ------------     ------------
     Total assets                               $    150,928     $    138,280
                                                ============     ============
                                                (Unaudited)        (Audited)
                                                 March 31,       September 30,
                                                    1994             1993
                                                ------------     -------------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:

  Accounts payable                              $     13,393     $     17,672
  Accrued liabilities                                  5,964            4,560
  Current maturities of long-term debt                   335            9,282
  Borrowings under line of credit                      --               4,000
                                                ------------     ------------
     Total current liabilities                        19,692           35,514
                                                ------------     ------------
LONG-TERM DEBT:
  Senior secured notes                                75,000           39,900
  Notes payable                                          933            1,635
                                                ------------     ------------
     Total long-term debt                             75,933           41,535
                                                ------------     ------------
STOCKHOLDERS' EQUITY:
  Common stock, $.01 par value -
     Class A                                             106              106
     Class B                                              23               23
     Class C                                           --               --
                                                ------------     ------------
     Total common stock                                  129              129

  Paid-in capital                                     44,891           44,891

  Retained earnings                                   10,283           16,211
                                                ------------     ------------
     Total stockholders' equity                       55,303           61,231
                                                ------------     ------------
     Total liabilities & stockholders' equity   $    150,928     $    138,280
                                                ============     ============

BAYOU STEEL CORPORATION
Statements of Income (Loss) (Unaudited; in thousands, except per share data)
                   Second Quarter Ended March 31,   Six Months Ended March 31,

                       1994              1993           1994          1993
                   ------------      ------------   ------------ ------------
NET SALES          $   37,433        $   33,408     $   74,211    $   65,241
COST OF SALES          33,858            31,368         68,416        59,566
                   ----------        ----------     ----------    ----------
GROSS PROFIT            3,575             2,040          5,795         5,675
SG&A EXPENSES             989             1,029          1,879         2,110
NON-PRODUCTION STRIKE
  EXPENSES                238               728            637           728
                   ----------        ----------     ----------    ----------
OPERATING INCOME        2,348               283          3,279         2,837
                   ----------        ----------     ----------    ----------
OTHER EXPENSES         (1,835)           (1,980)        (3,739)       (4,187)
                   ----------        ----------     ----------    ----------
INCOME (LOSS)BEFORE
  EXTRAORDINARY
  ITEMS                   513            (1,697)          (460)       (1,350)
EXTRAORDINARY GAIN
  (LOSS)               (5,468)             --           (5,468)          755
                   ----------        ----------     ----------    ----------
NET INCOME (LOSS)  $   (4,955)       $   (1,697)    $   (5,928)   $     (595)
                   ==========        ==========     ==========    ==========
INCOME (LOSS) PER
  COMMON SHARE:
  Income (loss)
    before
    extraordinary
    gain           $      .04        $     (.13)    $     (.04)   $     (.11)
  Extraordinary
    gain (loss)          (.42)             --             (.42)          .06
                   ----------        ----------     ----------    ----------
  Income (loss)
    per common
    share          $     (.38)       $     (.13)    $     (.46)   $     (.05)
                   ==========        ==========     ==========    ==========

SHAPE SHIPMENT
  TONS                104,722           104,752        207,890       197,239
                   ==========        ==========     ==========    ==========

BILLET SHIPMENT
  TONS                  5,882             7,494         19,257        25,982
                   ==========        ==========     ==========    ==========

The quarterly cost of goods sold calculations are based on LIFO estimates.
The actual cost will not be known until year-end inventory quantities and indices are determined.

Statements of Cash Flows (Unaudited; in thousands)
                                                  Six Months Ended March 31,
                                                    1994             1993
                                                ------------     ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)                             $    (5,928)     $      (595)
  Extraordinary loss (gain)                           5,468             (755)
  Depreciation and amortization                       2,572            2,455
  Provision for losses on accounts receivable           219              185
  Changes in working capital                        (11,251)          (1,650)
                                                -----------      -----------
     Net cash (used in) operations                   (8,920)            (360)
                                                -----------      -----------
CASH FLOWS FROM INVESTING ACTIVITIES                   (916)          (2,139)
                                                -----------      -----------
CASH FLOWS FROM FINANCING ACTIVITIES                 13,172           (3,597)
                                                -----------      -----------
NET INCREASE (DECREASE) IN CASH                       3,336           (6,096)

CASH, beginning balance                                 518           11,150
                                                -----------      -----------
CASH, ending balance                            $     3,854      $     5,054
                                                ===========      ===========


For additional information contact: Vice President, Treasurer and Chief
Financial Officer, Bayou Steel Corporation, P.O. Box 5000, LaPlace, Louisiana
70069, 1-504-652-4900
